SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         HIGH SPEED NET SOLUTIONS, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE

                         (Title of Class of Securities)

                                   429793-10-2

                                 (CUSIP Number)

                            Richard E. Brodsky, Esq.
                            Richard E. Brodsky, P.A.
                      25 Southeast Second Avenue, Suite 919
                              Miami, Florida 33131
                                  (305)755-9470

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 30, 2000

             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]



                        (Continued on following page(s))

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 429793-10-2
          ___________________________________________________________

(1)      Name of Reporting Persons:

William R. Dunavant and Lucille H. Dunavant as Joint Tenants

I.R.S. Identification Nos. of Above Person: N/A

          ___________________________________________________________

(2)      Check the Appropriate Box if a Member of a Group

(a)

(b)      x
          ___________________________________________________________

(3)      SEC Use Only


          ___________________________________________________________

(4)      Source of Funds:  OO
          ___________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ___________________________________________________________

(6)      Citizenship or Place of Organization: United States
          ___________________________________________________________

Number of Shares Beneficially Owned by Each Person With:

(7)      Sole Voting Power: 2,050,000
(8)      Shared Voting Power: 0
(9)      Sole Dispositive Power: 1,850,000
(10)     Shared Dispositive Power:  0
          ___________________________________________________________

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 2,050,000
          ___________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ___________________________________________________________

(13)     Percent of Class Represented by Amount in Row (11): 8.7%*

*Calculated based on 23,685,231 shares of Common Stock of the Issuer outstanding on November 10, 2000, as reported in the Issuer's Amended Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000.

           ___________________________________________________________

(14)     Type of Reporting Person (See Instructions): IN

(1)      Name of Reporting Person: Richard E. Brodsky, P.A.

I.R.S. Identification Nos. of Above Person: 65-0609392

          ___________________________________________________________

(2)      Check the Appropriate Box if a Member of a Group

(a)

(b)      x
          ___________________________________________________________

(3)      SEC Use Only


          ___________________________________________________________

(4)      Source of Funds:  OO
          ___________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ___________________________________________________________

(6)      Citizenship or Place of Organization: State of Florida, U.S.
          ___________________________________________________________

Number of Shares Beneficially Owned by Each Person With:

(7)      Sole Voting Power: 0
(8)      Shared Voting Power: 0
(9)      Sole Dispositive Power: 200,000
(10)     Shared Dispositive Power: 0
           ___________________________________________________________

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000
          ___________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          ___________________________________________________________

(13)     Percent of Class Represented by Amount in Row (11): 0.84%*

*Calculated based on 23,685,231 shares of Common Stock of the Issuer outstanding on November 10, 2000, as reported in the Issuer's Amended Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000.

          ___________________________________________________________

(14)     Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This Schedule 13D relates to the Common Stock of High Speed Net Solutions, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Hanover Square, Suite 2120, 434 Fayetteville Street, Raleigh, North Carolina 27601.

Item 2. Identity and Background

     The following information is given with respect to the following persons filing this Statement:

         William R. Dunavant:

     a. Name: William R. Dunavant

     b. Residence address: 2461 Provence Circle, Weston, Florida 33327

     c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Business consultant, Managing Director of Corporate Strategies, Inc., 601 Brickell Key Drive, Suite 803, Miami, Florida 33131.

     d. During the last five years, Mr. Dunavant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the last five years, Mr. Dunavant was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f. Citizenship: United States

     Lucille H. Dunavant:

     a. Name: Lucille H. Dunavant

     b. Residence address: 2461 Provence Circle, Weston, Florida 33327

     c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Housewife.

     d. During the last five years, Mrs. Dunavant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the last five years, Mrs. Dunavant was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f. Citizenship: State of Florida, United States

     Richard E. Brodsky, P.A.

     a-c. Name: Richard E. Brodsky, P.A., a Florida corporation engaged in the practice of law. Its sole business and office address is 25 Southeast Second Avenue, Suite 919, Miami, Florida 33131. Its sole owner, officer, director and control person is Richard E. Brodsky.

     d. During the last five years, neither Richard E. Brodsky, P.A. nor Richard
E. Brodsky has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the last five years, neither Richard E. Brodsky, P.A. nor Richard
E. Brodsky was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     350,000 of the shares that are the subject of this Statement were acquired by Mr. Dunavant in exchange for 250,000 shares of a privately held company, Summus Technologies, Inc. The remaining shares were acquired in settlement of a lawsuit between Mr. Dunavant and the Issuer. He has since caused the shares to be registered in the name of him and Lucille H. Dunavant, his wife, as joint tenants.

     Richard E. Brodsky, P.A. acted as Mr. Dunavant's attorney in connection with all of the events described below starting with the agreement dated August 13, 1999.

     On August 13, 1999, Mr. Dunavant and the Issuer entered into a written agreement. Pursuant to the agreement, Mr. Dunavant delivered 250,000 shares of common stock of Summus Technologies, Inc. to the Issuer in exchange for 350,000 shares of common stock, $.001 par value ("Shares") and $100,000 in cash. The Issuer agreed to register the Shares with the Securities and Exchange Commission by December 11, 1999. This agreement is contained as Exhibit EX-10.22 to the registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on July 19, 2000, under File No. 333-41370, and is incorporated by reference herein.

     The Issuer failed register the shares by the required date. Mr. Dunavant filed suit against the Issuer for breach of contract in state court in Miami, Florida. By order dated May 30, 2000, the trial court entered a judgment against the Issuer in Mr. Dunavant's favor for $8,997,375, plus statutory interest from April 26, 2000.

     Mr. Dunavant and the Issuer entered a written Amended and Restated Settlement Agreement dated June 6, 2000, in which Mr. Dunavant dismissed the lawsuit against the Issuer and filed a satisfaction of judgment, and the Issuer agreed to deliver to Mr. Dunavant an additional number of Shares and register those Shares. The total number of Shares would be determined by the average closing price of HSNS Common Stock for the ten days preceding the effectiveness of the registration statement. Pursuant to that settlement agreement, the Issuer filed a Registration Statement on Form S-1, under File No. 333-41370, with the Securities and Exchange Commission. The Amended and Restated Settlement Agreement is contained as Exhibit 10-23 to that registration statement and is incorporated by reference herein.

     Mr. Dunavant and the Issuer entered into a written Second Amended and Restated Settlement Agreement dated October 26, 2000, under which the Issuer and Mr. Dunavant rescinded the June 6, 2000 agreement and the Issuer agreed to deliver to Mr. Dunavant additional shares of HSNS Common Stock, bringing the total number of shares to 2,000,000, and providing for the delivery of additional shares under certain circumstances. This agreement is contained as Exhibit A to this Statement and is incorporated by reference herein.

     Mr. Dunavant, through counsel, and the Issuer entered into a written agreement dated December 5, 2000, amending the Second Amended and Restated Settlement Agreement dated October 26, 2000, pursuant to which the Issuer agreed to include 2,000,000 shares plus any Monthly Shares (pursuant to (paragraph) II.B of the Second Amended and Restated Settlement Agreement dated October 26, 2000 in the Registration Statement on Form S-1, SEC file no. 333-41730; and agreed to continue the issuance of Monthly Shares until the later of (a) the effectiveness of the Registration Statement or (b) the receipt by Dunavant of Rule 144 letters as to all 2,000,000 Shares plus Monthly Shares in his possession or due and owing as of March 15, 2001; and pursuant to which Mr. Dunavant and the Issuer agreed that Mr. Dunavant now holds 2,050,000 HSNS Shares, 25,000 Shares of which are deemed to be in satisfaction of the Monthly Shares requirement under (paragraph) II.B of the October 26, 2000 Second Amended and Restated Settlement Agreement for the period ended November 26, 2000, and 25,000 of which are deemed to be an advance on the Monthly Shares requirement under (paragraph) II.B of the October 26, 2000 Second Amended and Restated Settlement Agreement for the period ended December 26, 2000. Mr. Dunavant and the Issuer further agreed that if the Registration Statement becomes effective before December 26, 2000, these shares will not be included in the Registration Statement as it becomes effective but instead will be restricted securities. This agreement is contained as Exhibit B to this Statement and is incorporated by reference herein.

Item 4. Purpose of Transaction

     The purpose of the acquisition of the shares is solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

Item 5. Interest in Securities of the Issuer.

     a. The aggregate number and percentage of the class of securities identified pursuant to Item 1 is 2,050,000. According to the Issuer's Amended Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000, there were 23,685,231 shares of HSNS Common Stock outstanding on November 10, 2000. Thus, the 2,050,000 shares represent 8.7% of the shares of HSNS Common Stock outstanding.

     b. Mr. and Mrs. Dunavant have the sole power to vote all 2,050,000 shares that are the subject of this Statement. They have the sole power to dispose of up to 1,850,000 shares. Richard E. Brodsky, P.A. has the sole power to dispose of up to 200,000 shares.

     c. During the last 60 days, i.e., since September 1, 2000, the only transactions in the securities of the Issuer engaged in by Mr. Dunavant were as follows:

     i) On September 5, 2000, Mr. Dunavant received 25,000 shares from the Issuer pursuant to Paragraph IIB of the June 6, 2000 agreement with the Issuer.

     ii) On October 30, 2000, Mr. Dunavant received 1,425,000 shares from the Issuer pursuant to Paragraph IIA of the October 26, 2000 agreement with the Issuer.

     iii) On December 5, 2000, Mr. Dunavant, on behalf of himself and Lucille H. Dunavant, entered into a written agreement with Richard E. Brodsky, P.A., in which, in compensation for legal services rendered to Mr. Dunavant, Richard E. Brodsky was given the right to direct the disposition and receive the net proceeds of sales of up to 200,000 shares owned by Mr. and Mrs. Dunavant. This agreement is contained as Exhibit C to this Statement and is incorporated by reference herein.

     d. See response to Item 5c(iii).

     e. If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. N/A

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See response to Item 5c(iii).

     Item 7. Material to be Filed as Exhibits.

     Exhibit A: Second Amended and Restated Settlement Agreement, dated October 26, 2000, between William R. Dunavant and Issuer

     Exhibit B: Amendment dated December 5, 2000 to Second Amended and Restated Settlement Agreement, dated October 26, 2000, between William R. Dunavant and Issuer

     Exhibit C: Letter agreement, dated December 5, 2000, between William R. Dunavant and Richard E. Brodsky, P.A.

     Exhibit D: Joint Filing Agreement, dated December 5, 2000, by and among William R. Dunavant, Lucille H. Dunavant and Richard E. Brodsky, P.A.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:

                                            ____________________________
                                                     William R. Dunavant



                                            ____________________________
                                                     Lucille H. Dunavant


                                            RICHARD E. BRODSKY, P.A.



                                            By:_________________________
                                            Name: Richard E. Brodsky
                                            Title: President